[LETTERHEAD OF DEAN LAW CORP.]

November 23, 2009

Via EDGAR

Kevin Dougherty
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Mr. Dougherty:

Re: Axiologix Education Corporation (the “Company”)
Registration Statement on Form S-1
Filed August 13, 2009, September 22, 2009
File No. 333-161321

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.
In response to our prior comment 1 you disclose that the valuation data was posted on the website approximately 2 years ago, and you acknowledge that these projections could be considered "offers" under the Securities Act.  It appears that these projections were not removed from your website until sometime after receipt of our prior comment letter, which was sent 28 days after you filed the initial registration statement.  However, we are unable to find any disclosure in your amended filing regarding these "offers," Please advise or revise.

ANSWER:  The Company erroneously posted the projections that could be considered “offers” under the Securities Act on its website.  As soon as it became aware that these projections could be considered “offers” under the Securities Act, it promptly removed the projections.  The Company became aware of this once it received your prior comment letter.  The Company did not receive any inquiries or subscriptions from any shareholders who contacted the Company after viewing the Company’s website.

2.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

ANSWER:  The financial statements have been updated pursuant to Rule 8-08 of Regulation S-X.

Prospectus Cover Page

Description of Business, page 16

3.
Please see prior comment 10.  We note your disclosure that you intend to enter into exclusive resellerships with education Software companies.  You then discuss potential resellerships with Edumedia Software Solutions Corporation for their E*pad product, Seacliff Educational Solutions for their eBoard® and Curricuplan products, and Contour Data for their Student Tracker software.  Presently, you only disclose a verbal authorization from Edumedia to begin representing that you are the exclusive reseller of E*pad.  Disclose the status of negotiations with Seacliff and Contour Data for the exclusive resellerships for their aforementioned products.  Please also tell us what thought you have given to providing the risks presented by the failure to finalize any one of these three exclusive resellerships in a prominently placed risk factor.  Also confirm that once finalized, you will file these resellerships as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

ANSWER:  The present status of the potential exclusive resellership agreement with Seacliff Education Solutions is still only potentially agreed for exclusive resellership rights for their respective software titles.  Once an exclusive resellership agreement(s) is finalized, we will file the resellership as a material contract pursuant to Item 601(b)(1)) of Regulation S-K.

The present status of the potential exclusive resellership agreement with Contour Data is still only potentially agreed for exclusive resellership rights for their respective software titles.  Once an exclusive resellership agreement is finalized, we will file the resellership as a material contract pursuant to Item 601(b)(1)) of Regulation S-K.

The present status of the exclusive resellership with Edumedia Software Solutions Corporation is still only a verbal authorization to begin representing that we are the exclusive reseller of E*Pad.  Once an exclusive resellership agreement is finalized, we will file the resellership as a material contract pursuant to Item 601(b)(1)) of Regulation S-K.

In addition, the Company has added the following risk factor:

IF WE FAIL TO FINALIZE ANY ONE OF OUR EXCLUSIVE RESELLERSHIPS, WE MAY HAVE TO CEASE OPERATIONS.

We are currently in negotiations with three different software companies to obtain exclusive resellership rights.  To date, we have not yet finalized any such agreement.  There is no guarantee that we will be able to finalize an exclusive resellership agreement and if we fail to finalize such an agreement we may have to cease or suspend our operations.

Products, page 17

4.	Please make clear that you need to finalize your resellerships with not only Edumedia, but also with Seacliff and Contour Data, in order to begin selling the products you discuss in this section.

ANSWER:  The Company has included clear disclosure that it needs to finalize its resellerships with not only Edumedia, but also with Seacliff and Contour Data, in order to begin selling the products it discusses in this section

Executive Compensation, page 27

5.	Please see prior comment 16. We note your new footnote; however, this disclosure does not answer our initial question. Please revise.

ANSWER: The following footnote was added to the Summary Compensation Table:

We adopted EITF 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services to determine the measurement date of the stock issuance and recorded the issuance as capital contribution by the CEO and directors with the service they performed prior to inception date April 29, 2009 and valued those founders’ shares at par.

Financial Statements

Note 4 – Related Party Transactions, page F-8

6.
Your response to prior comment 19 indicates that with respect to paragraph 16 of FIN 46R, the Company believes that Edumedia is not considered a business due to the fact that it is still in the development stage.  However, paragraph 16 refers to variable interests in the same entity held by related parties.  Therefore, please explain in greater detail how you analyzed this arrangement pursuant to the guidance in FIN 46R and specifically address how you considered the variable interests in Edumedia held by both the company and ;your President and CEO, John Daglis- We refer you to paragraphs 16 and 17 of FIN 46R.

ANSWER:  The Company intended to convey in its previous response to your comments and corresponding S-1 amendment that the “E*Pad software,” not Edumedia Software Solutions Inc. (“Edumedia”), is still in the development stage and that Edumedia is very well established, and autonomous.  Per paragraph 16 of FIN 46R the Company adheres to the following points:

a.	Edumedia can effectively finance its own operation without subordinated financial support from the Company (referred to as the Enterprise in FIN 46R).

b.
Edumedia no longer has any outstanding loans due to Axiologix (referred to as the “enterprise” in FIN 46R) as it was paid back to the Company in full during the subsequent quarter reflected in bank statements in the quarter ending August 31, 2009.  There are no contributions or loans from the Company to Edumedia at this time.

c.
Edumedia is not an officer, employee, or member of the governing board of Axiologix (referred to as the enterprise in FIN 46R); and John Daglis, the Company’s President, owns less than 2% of Edumedia stock and has less than 2% voting rights; therefore he cannot exercise influence.  Other than Mr. Daglis, there are no other common employees, officers or directors between Edumedia and the Company.

d.
Edumedia does not currently have any agreements in place that limit its ability to sell, transfer, or encumber its interests in Axiologix (referred to as the entity in FIN 46R) without the prior approval of Axiologix (the enterprise referred to in FIN 46R) at this time because it currently has no interests in Axiologix.

Regarding any claim that Edumedia’s success depends on the success of the Company, it is the Company’s contention that although a potential exclusive resellership agreement between Edumedia and the Company may be completed and formalized in the near future, the E*Pad software is not the only product available from Edumedia and therefore Edumedia’s success does not depend on the success of Axiologix.

In the determination of which party within the related party group is most closely associated with the variable interest entity our analysis of all relevant facts and circumstances listed in paragraph 17 of FIN 46R, shows that there is no existence of a principal-agency relationship between the Company and Edumedia as described in paragraph 17 of FIN 46R (unless they do not constitute a related party group which removes them from this part of the analysis).

In regards to exposure to losses of the variable interest entity, the Company’s losses would have been limited to the amount invested in the outstanding note which is no longer outstanding and was paid in full by Edumedia to the Company before the end of August 31, 2009.

Note 7 – Stockholders' Equity

7.
We note from your response to prior comment 21 that you did not consider the issuance of shares on May 4, 2009 when valuing the 8,740,000 shares issued to the Company's founders.  The fact that these are founders' shares does not preclude you from appropriately valuing such issuance.  Therefore, tell us how you determined the value of the 8,740,000 shares issued on April 29, 2009 and ensure your response addresses why you do believe that shares issued for cash to third-party investors within five days of such issuance should not be considered when determining the fair value of the founders stock.  We refer you to the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

ANSWER:  On April 29, 2009 the Company issued 8,740,000 of its unregistered common shares to its CEO, three directors and a third party consultant.  The value of the transaction was recorded in accordance with GAAP based on the value of the services rendered by the founders and the third party at the time the transactions were entered into and recorded into the Company's accounting records and financial statements.  Those services were performed prior to incorporation date of April 29, 2009 and hence the Company treated the value of their services as capital contribution with the measurement date prior to April 29, 2009 and in accordance with EITF 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

The Company wants to emphasize that it was not public during the period of time during which these unregistered common shares were earned by and issued to the founders and the third party.  Moreover, the Company was illiquid, insolvent and had no operations and accumulating losses during the time period the shares in question were issued.  Thus any value attributed to the shares in question would be nominal based on facts and circumstances in existence at the time the shares were issued and services were performed.

Furthermore, the demand for the Company's unregistered common stock exchanged with the insiders and the third party for services rendered as compensation to insiders and in payment of expenses to third parties would be minimal, if any, because the Company had not commenced operations, had accumulated ongoing losses, was generating negative cash flow and had no operations.

Founders' Stock Valuation:

In valuing the founders' services to be exchanged for the Company's unregistered common stock, the Company considered the services rendered, the cost that would have been involved had the work been conducted by third parties, and the amount of time expended in execution of the work on the Company's behalf.  Based on the knowledge of the Company at the time the shares were issued, methods of valuing early development stage enterprises, and other facts and circumstances in existence at the time the valuation was conducted, concluded that the value of the services rendered, and the unregistered common shares exchanged for those services had been properly valued at par value.

The Company also considered the impact of the valuation of the services and the unregistered common shares issued on its financial statements including its balance sheet, statements of operations, changes in stockholders' equity and cash flows, and believed that the methodologies used to value the services and shares were correct.  Recognizing that there would be no negative impact on its statement of cash flows (i.e. these are non cash transactions) and no impact on equity or its statement of changes in stockholders' equity (i.e., debit APIC and credit capital stock) and considering the accounting treatment for the value of such services when no tangible or intangible assets result from such services, the Company believed the methodologies used to value the services and shares were correct.

The Company also considered its desperate need for cash resulting from its lack of operations and from its lack of ability to access the debt and equity markets.  This coupled with other facts and circumstances led us to believe that the methodologies used to value the services and shares were correct in the circumstances.

Moreover, the Company is  familiar with other early development stage enterprises, similarly situated and determined that based on the facts and circumstances at the time, the Company were using a recognized method of valuing its unregistered common shares that was used regularly in early development stage enterprises.  The Company believes that the methodologies used by us in the valuation of the services rendered and the shares issued in exchange for those services is in accordance with generally accepted accounting principles in the United States of America.

The Company, at the time the unregistered common shares were issued is what some literature would describe as a Stage 1 development stage enterprise.  A Stage 1 development stage enterprise is an entity that: has not commenced operations thus has no revenues, manufacturing operations, employees, etc; has limited expense history, an incomplete management team with limited skill sets, and an idea.  This definition, which is supported by the AICPA guide “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” provides us with support, along with the verifiable evidence that the Company, if it had any value, would certainly be nominal irrespective of how it might have been valued.

8.
Your disclosures on page 11-2 indicate that these shares were issued for "proceeds to us of $8,740.”  Tell us why you have not reflected the proceeds from this transaction in the statement of cash flows.  Also, as previously requested, please provide the journal entries you recorded for the issuance of these shares.

ANSWER:  The disclosure on page II-2 is incorrect.  The journal entry for the transactions is debit to Additional Paid In Capital and credit to Common stock at par.  There is non-cash transaction as explained in the Company’s answer to comment #7 above.

Part II.  Information Not Required in the Prospectus

Exhibits, page 11-2

Exhibit 5.1

9.
We note your revised language in subparagraph 7 in response to our prior comment 24.  Please clarify that the securities being registered for resale will, when sold, be legally issued, fully paid, and non-assessable.

ANSWER:  This exhibit has been amended to clarify that the securities being registered for resale will, when sold, be legally issued, fully paid and non-assessable.

Yours truly,

Dean Law Corp.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean
Attorney-at-Law